SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO.  _______)

Trius Therapeutics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89685K100
(CUSIP Number)

Nathalie Auber
Sofinnova Ventures, Inc.
140 Geary Street, 10th Floor
San Francisco, CA  94108
(415) 228-3393
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Linda Daley, Esq.
c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
1200 Seaport Blvd., Redwood City, CA  94063
(650) 463-5243

August 6, 2010
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 20 Pages

CUSIP NO. 89685K100	13 D	Page 2 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners VII, L.P. (“SVP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
3,615,572 shares, except that Sofinnova Management VII, L.L.C. (“SM VII”), the general partner of SVP VII, may be deemed to have sole voting power, and Michael F. Powell (“Powell”), James I. Healy (“Healy”) and Eric P. Buatois (“Buatois”), the managing members of SM VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
3,615,572 shares, except that SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,615,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89685K100	13 D	Page 3 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management VII, L.L.C. (“SM VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
3,615,572 shares, all of which are owned directly by SVP VII.  SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
3,615,572 shares, all of which are owned directly by SVP VII.  SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,615,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89685K100	13 D	Page 4 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,302 shares issuable to Powell pursuant to outstanding options exercisable within 60 days of August 6, 2010.
8
SHARED VOTING POWER
3,615,572 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER 9,302 shares issuable to Powell pursuant to outstanding options exercisable within 60 days of August 6, 2010.
10
SHARED DISPOSITIVE POWER
3,615,572 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,624,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89685K100	13 D	Page 5 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER
3,615,572 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Healy, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10
SHARED DISPOSITIVE POWER
3,615,572 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Healy, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,615,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89685K100	13 D	Page 6 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric P. Buatois (“Buatois”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Permanent Resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER
3,615,572 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Buatois, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10
SHARED DISPOSITIVE POWER
3,615,572 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Buatois, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,615,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.4%
14	TYPE OF REPORTING PERSON IN

Page 7 of 20 Pages
Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”), of Trius Therapeutics, Inc., a Delaware corporation (the “Issuer”).  This Schedule 13D is being jointly filed by Sofinnova Venture Partners VII, L.P., Sofinnova Management VII, L.L.C., Dr. Michael F. Powell, Dr. James I. Healy and Eric P. Buatois.

ITEM 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock of the Issuer.  The Issuer’s principal executive offices are located at 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121.

ITEM 2.	Identity and Background.

(a)	Name:

This Statement is filed by Sofinnova Venture Partners VII, L.P., a Delaware limited partnership (“SVP VII”), Sofinnova Management VII, L.L.C., a Delaware limited liability company (“SM VII”), Michael F. Powell (“Powell”), James I. Healy, (“Healy”) and Eric P. Buatois (“Buatois”), each of whom is a managing member of SM VII.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

SM VII, the general partner of SVP VII, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SVP VII.  Powell, Healy and Buatois are managing members of SM VII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by SVP VII.

(b)	Residence or business address:

The address of the principal business office for each of the Reporting Persons is c/o Sofinnova Ventures, Inc., 140 Geary Street, 10th Floor, San Francisco, California 94108.

(c)           The principal occupation of each individual who is a Reporting Person is venture capitalist.  The principal business of SVP VII is to make investments in private and public companies, and the principal business of SM VII is to serve as the general partner of SVP VII.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 8 of 20 Pages

(f)           Citizenship:

SVP VII is a Delaware limited partnership.  SM VII is a Delaware limited liability company.  Powell and Healy are United States citizens and Buatois is a U.S. permanent resident.

ITEM 3.	Source and Amount of Funds or Other Consideration.

SVP VII purchased 830,000 shares of the Issuer’s Common Stock at $5.00 per share in the Issuer’s initial public offering of Common Stock (the “Offering”) which closed on August 6, 2010.  In addition, SVP VII acquired 893,395 shares of Common Stock upon conversion of a Secured Convertible Promissory Note whose conversion ratio became fixed at the initial public offering at $4.38 per share.  The source of the funds for the shares acquired in the initial public offering and the Secured Convertible Promissory Note was working capital.

ITEM 4.	Purpose of Transaction.

The Reporting Persons hold their securities of the Issuer for investment purposes.  Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Company's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)
See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 23,554,766 shares of Common Stock outstanding as of August, 6, 2010, as reported by the Issuer.

(b)	See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)
Within 60 days of the date of this filing, SVP VII bought 830,000 shares of the Issuer’s Common Stock at $5.00 per share in the Issuer’s initial public offering and acquired 893,395 shares upon conversion of a Secured Convertible Promissory Note at a conversion price of $4.38 a share at the closing of the initial public offering.

(d)
Under certain circumstances set forth in the limited partnership agreements of SVP VII, the general partners and the limited partners of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or managing member.

Page 9 of 20 Pages

(e)
In connection with the transactions reported hereunder, each of the Reporting Persons ceased to be joint filers reporting beneficial ownership of more than five percent of a class of securities of the Company.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Not Applicable.

In connection with his service on the Issuer’s board of directors, Powell received an option to purchase 9,302 shares of the Issuer’s Common Stock; the option is immediately exercisable, as of the date hereof,  7,751 shares are fully vested, with the remaining 1,551 shares vesting monthly through March 1, 2011.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit A: Reference to Nathalie Auber as Attorney-In-Fact

Exhibit B: Agreement regarding joint filing of Schedule 13D

Exhibit C:  Amended and Restated Investor Rights Agreement

Exhibit D:  Secured Convertible Promissory Note

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 13, 2010

SOFINNOVA VENTURE PARTNERS VII, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VII, L.L.C., a
Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

JAMES I. HEALY MICHAEL F. POWELL ERIC P. BUATOIS

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

A B C D	Reference to Nathalie Auber as Attorney-In-Fact Agreement of Joint Filing Amended and Restated Investor Rights Agreement Secured Convertible Promissory Note

EXHIBIT A

POWER OF ATTORNEY

Power of Attorney referencing Nathalie Auber as Attorney-in-Fact is incorporated by reference to the Form 3 filed on behalf of Sofinnova Venture Partners VII, L.P. with respect to the Issuer on August 3, 2010.

EXHIBIT B

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Trius Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date:  August 13, 2010

SOFINNOVA VENTURE PARTNERS VII, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VII, L.L.C., a
Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

JAMES I. HEALY MICHAEL F. POWELL ERIC P. BUATOIS

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

EXHIBIT C

Amended and Restated Investor Rights Agreement

Amended and Restated Investor Rights Agreement entered into as of March 19, 2008 by and among SV VII, the Issuer and others, is incorporated by reference to Exhibit 4.7 of Issuer’s Registration Statement on Form S-1 filed November 6, 2009.

EXHIBIT D

THIS NOTE AND THE SECURITIES ISSUABLE HEREUNDER (AND ANY SECURITIES ISSUABLE UPON CONVERSION THEREOF) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THIS NOTE AND THE SECURITIES ISSUABLE HEREUNDER (AND ANY SECURITIES ISSUABLE UPON CONVERSION THEREOF) IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN NOTE PURCHASE AGREEMENT BY AND BETWEEN THE PURCHASER AND THE COMPANY.  COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

TRIUS THERAPEUTICS, INC.

SECURED CONVERTIBLE PROMISSORY NOTE

$3,687,173.80	November 5, 2009
San Diego, California

For Value Received, Trius Therapeutics, Inc., a Delaware corporation (the “Company”), hereby promises to pay to the order of Sofinnova Venture Partners VII, L.P. (the “Purchaser”), the principal sum of $3,687,173.80, together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below.

This Note is issued pursuant to the Note Purchase Agreement dated as of November 5, 2009 among the Company and the Purchasers listed on the Schedule of Purchasers attached thereto (the “Purchase Agreement”).  Capitalized terms used and not otherwise defined herein shall have the meanings given them in the Purchase Agreement. This Note is secured in accordance with the terms of that certain Security Agreement dated as of November 5, 2009 (as the same may from time to time be amended, modified or supplemented or restated, the “Security Agreement”) and that certain Intellectual Property Security Agreement dated as of  November 5, 2009 (as the same may from time to time be amended, modified or supplemented or restated, the “IP Security Agreement,” and together with the Security Agreement, the “Security Agreements”), both executed by Company in favor of the Secured Parties set forth therein.  Additional rights of the Purchaser are set forth in the Security Agreements.

1.           Maturity Date.  Upon the date of written demand by the Majority Purchasers at any time on or after the earliest to occur of: (a) January 31, 2011; (b) an Event of Default (as defined below); or (c) an Acquisition or Asset Transfer (each as defined in the Restated Charter) (the “Maturity Date”), the entire outstanding principal balance and all unpaid accrued interest hereof shall become fully due and payable to the Purchaser.

2.           Interest.  Interest shall accrue on the outstanding principal amount hereof from the date of this Note until payment or conversion in full, which interest shall be payable at the rate of 8% per annum.  Interest shall be due and payable on the Maturity Date, and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3.           Payment.  Unless the indebtedness outstanding under this Note is converted in accordance with Section 5 hereof, payment shall be made in lawful money of the United States to the Purchaser at the Company’s principal offices or, at the option of the Purchaser, at such other place in the United States as Purchaser shall have designated by written notice to the Company.  All payments shall be applied first to accrued interest and thereafter to principal and shall be made pro rata to all holders of Notes.

4.           Prepayment.  The Company may not prepay the outstanding principal balance or interest hereon prior to the Maturity Date without the Majority Purchasers’ prior written consent.

5.           Conversion.

5.1           Qualified IPO.  Upon the closing of a Qualified IPO (as defined below) on or prior to the Maturity Date and prior to the conversion of this Note pursuant to Section 5.2 below, all unpaid principal and accrued interest outstanding under this Note (the “Conversion Amount”) as of the date thereof shall automatically convert into that number of shares of the Company’s Common Stock (the “Common Stock”) as is equal to the Conversion Amount divided by an amount equal to 87.5% of the per share purchase price of the Common Stock sold in the Qualified IPO. “Qualified IPO” shall mean an underwritten public offering pursuant to an effective registration statement under the Act covering the offer and sale of the Common Stock for the account of the Company in which the sum of (i) the gross cash proceeds to the Company pursuant to such offering, net of underwriting discounts, commissions and fees, plus (ii) the aggregate Conversion Amount of the Notes as of the date thereof, equals at least $75,000,000.

5.2           Optional Conversion at Acquisition or Asset Transfer. If, prior to the Maturity Date and prior to the conversion of this Note pursuant to Section 5.1 above, there occurs an Acquisition or Asset Transfer, then the Company shall provide to Purchaser at least 10 days written notice prior to the closing thereof and the Purchaser may subsequently elect, by delivering written notice to the Company prior to the closing of the Acquisition or Asset Transfer, to convert the Conversion Amount of this Note as of immediately prior to the closing of such Acquisition or Asset Transfer into a number of Conversion Shares (as defined below) as is equal to dividing the Conversion Amount by the Conversion Price (as defined below). In the event that the Purchaser does not elect to convert the Conversion Amount of this Note in connection with an Acquisition or Asset Transfer pursuant to this Section 5.2, the entire outstanding principal balance and all unpaid accrued interest hereof shall become fully due and payable to the Purchaser concurrently with the closing of such Acquisition or Asset Transfer. “Conversion Shares” shall mean shares of the Company’s Series B Preferred Stock and “Conversion Price” shall mean $1.00 (as adjusted for stock splits, dividends, combinations, splits and other recapitalizations after the date hereof).

5.3           Mechanics of Conversion.  Upon conversion of this Note pursuant to this Section 5, the Purchaser shall surrender this Note, duly endorsed, at the principal offices of the Company or any transfer agent for the Company.  At its expense, the Company shall, as soon as practicable thereafter, issue and deliver to the Purchaser a certificate or certificates for the number of shares to which the Purchaser is entitled upon such conversion, together with any other securities and property to which the Purchaser is entitled upon such conversion under the terms of this Note, including a check payable to the Purchaser for any cash amounts payable as described herein.  If at the time of the conversion there are insufficient authorized shares of Common Stock or Preferred Stock to permit conversion of this Note, the Company will use its best efforts to take all corporate action necessary and the Purchaser agrees to vote or cause to be voted in whatever manner necessary to authorize a sufficient number of Common Stock or Preferred Stock to permit such conversion in full.

6.           Termination of Rights.  All rights with respect to this Note shall terminate upon a payment or conversion of the Conversion Amount in full, whether or not this Note has been surrendered.

7.           Secured Note.  The full amount of this Note is secured by the Collateral identified and described as security therefor in the Security Agreements.

8.           Default.  Each of the following events shall be an “Event of Default” hereunder:

(a)           The failure to make any payment of principal or interest when due under this Note;

(b)           The Company commits a material breach of the representations, warranties or covenants in the Purchase Agreement;

(c)           The Company files a petition or action for relief under any bankruptcy, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any action in furtherance of any of the foregoing;

(d)           An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company;

(e)           The Company shall (i) liquidate, wind up or dissolve (or suffer any liquidation, wind-up or dissolution), except to the extent expressly permitted by this Note, (ii) suspend its operations other than in the ordinary course of business, or (iii) take any action to authorize any of the actions or events set forth above in this Section 8(e); or

(f)           Any “Event of Default” shall exist under the Security Agreements.

Upon the occurrence of an Event of Default, all unpaid principal, accrued interest and other amounts owing hereunder shall, at the option of the Majority Purchasers, and, in the case of an Event of Default pursuant to (b), (c) or (d) above, automatically, be immediately due, payable and collectible by the Purchaser pursuant to applicable law.  Subject to the provisions hereof, the Purchaser shall have all rights and may exercise any remedies available to it under law, successively or concurrently.

9.           Fractional Shares.  No fractional shares shall be issued upon conversion of this Note.  In lieu of any fractional shares to which the Purchaser would otherwise be entitled, after combining any fractional interests of the Purchaser into as many whole shares as is possible, the Purchaser shall be paid in cash an amount equal to the product resulting from multiplying such fraction by the then current fair market value (as determined in good faith by the Company’s Board of Directors) of one share of Common Stock or Preferred Stock, as the case may be.

10.           Mutilated, Destroyed, Lost or Stolen Note.  In case this Note shall become mutilated or defaced, or be destroyed, lost or stolen, the Company shall execute and deliver a new Note of like principal amount in exchange and substitution for the mutilated or defaced Note, or in lieu of and in substitution for the destroyed, lost or stolen Note.  In the case of a mutilated or defaced Note, the Purchaser shall surrender such Note to the Company.  In the case of any destroyed, lost or stolen Note, the Purchaser shall furnish to the Company (a) evidence to the Company’s satisfaction of the destruction, loss or theft of such Note and (b) such security or indemnity as may be reasonably required by the Company to hold the Company harmless.

11.           No Impairment. Except and to the extent as waived or consented to by the Majority Purchasers in accordance with Section 16 below, the Company will not, by amendment of its Charter or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of any debt or equity securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Note in order to protect the rights of Purchaser hereunder against impairment.

12.           Highest Lawful Rate.  Anything herein to the contrary notwithstanding, if during any period for which interest is computed hereunder, the amount of interest computed on the basis provided for in this Note, together with all fees, charges, and other payments or rights which are treated as interest under applicable law, as provided for herein or in any other document executed in connection herewith, would exceed the amount of such interest computed on the basis of the Highest Lawful Rate (as defined below), the Company shall not be obligated to pay, and the Purchaser shall not be entitled to charge, collect, receive, reserve, or take, interest in excess of the Highest Lawful Rate, and during any such period the interest payable hereunder shall be computed on the basis of the Highest Lawful Rate.  “Highest Lawful Rate” means the maximum non-usurious rate of interest, as in effect from time to time, which may be charged, contracted for, reserved, received, or collected by the Purchaser in connection with this Note under applicable law.  In accordance with this section, any amounts received in excess of the Highest Lawful Rate shall be applied towards the prepayment of principal then outstanding.

13.           Waiver.  Subject to any other provision herein or in the other Loan Documents, the Company hereby waives demand, notice, presentment, protest and notice of dishonor.

14.           Governing Law. This Note shall be governed by and construed under the laws of the State of California as applied to agreements among California residents, made and to be performed entirely within the State of California, without giving effect to conflicts of laws principles.

15.           Notices.  All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed telex, electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the Company at 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121 and to a Purchaser at the address set forth on the signature page hereto or at such other address as the Company or a Purchaser may designate by 10 days advance written notice to the other parties hereto.

16.           Modification; Waiver.  Any provision of this Note may be amended or waived by the written consent of the Company and the Majority Purchasers; provided, however, that any such amendment or waiver that will result in an increase in any Purchaser’s Loan Amount hereunder shall not be effective without such Purchaser’s prior written consent.

17.           Counterparts. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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In Witness Whereof, the Company has caused this Secured Convertible Promissory Note to be executed by its duly authorized officer as of the date first written above.

Trius Therapeutics, Inc.

By:
Name:
Title:

Acknowledged and Accepted: Sofinnova Venture Partners VII, L.P.

By:	Sofinnova Management VII, L.L.C.
its General Partner

By:
Michael Powell
Managing General Partner

Address:	140 Geary Street, 10th Floor
San Francisco, California  94108